

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2017

Peter Greenleaf
Chief Executive Officer
Sucampo Pharmaceuticals, Inc.
805 King Farm Boulevard, Suite 550
Rockville, Maryland 20850

      Re: Sucampo Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed June 9, 2017
           File No. 333-218639

Dear Mr. Greenleaf:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

                      Division of Corporation Finance
                      Office of Healthcare & Insurance

cc: Brian F. Leaf